RIVERSTONE
RESOURCES INC.


07021052

February 5, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH, D.C.
199
SECTION

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35016

Please find enclosed copies of the following documents:

SUPPL

- News Releases Dated:

  January 12, 2007

- Material Change Form Dated January 12, 2007

- Notice of Meeting and Record Date, dated January 24, 2007

Sincerely,

L. Stefan
per/ James Robertson
Director

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL

dw
2/16

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075


RESOURCES INC.


PROCESSING
RECEIVED
FEB 12 2007
199
SECTION
WASH., D.C.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES CLOSING OF PRIVATE PLACEMENT

January 12, 2007 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. (the "Company") has now closed its recently announced private placement of 1,050,000 units of the Company at the price of $0.31 per unit, each unit consisting of one common share and one-half of one non-transferable warrant, each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.37 per share for a period of 12 months, until January 12, 2008. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until May 13, 2007 except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
www.riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Form 51-102F3

Material Change Report



Item 1 **Name and Address of Company**

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

Item 2 **Date of Material Change**

January 12, 2007

Item 3 **News Release**

Issued January 12, 2007 and distributed through the facilities of Stockwatch and CCN Matthews.

Item 4 **Summary of Material Change**

The Company announced the closing of its private placement of 1,050,000 units of the Company at the price of $0.31 per unit.

Item 5 **Full Description of Material Change**

5.1 **Full Description of Material Change**

See attached news release.

5.2 **Disclosure for Restructuring Transactions**

N/A

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

No information has been omitted on the basis that it is confidential information.

tem 8 **Executive Officer**

Contact: Michael D. McInnis, President and CEO
Telephone: 604-801-5020

Item 9 **Date of Report**

January 15, 2007.



RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES CLOSING OF PRIVATE PLACEMENT

January 12, 2007 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. (the "Company") has now closed its recently announced private placement of 1,050,000 units of the Company at the price of $0.31 per unit, each unit consisting of one common share and one-half of one non-transferable warrant, each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.37 per share for a period of 12 months, until January 12, 2008. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until May 13, 2007 except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

(A)

(B) ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

January 24, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: RIVERSTONE RESOURCES INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification : 768906109/CA7689061090/COMMON
3. CUSIP/Class of Security entitled to vote : 768906109/CA7689061090/COMMON
4. Record Date for Notice : 19 Feb 2007
5. Record date for Voting : 19 Feb 2007
6. Beneficial Ownership determination date : 19 Feb 2007
7. Meeting Date : 26 Mar 2007
8. Meeting Location : Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401



Gateway Gold Corp.

February 5, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35017

Please find enclosed copies of the following documents:

- News Releases dated:
  January 11, 2007
  January 18, 2007
  January 26, 2007
  January 31, 2007

- Press Release dated January 16, 2007 Regarding Investment of Geologic Resource Partners LLC in Gateway Gold Corp.

- Early Warning Report Filed Pursuant to Part 3 of National Instrument 62-103

Sincerely,

per/ James Robertson
Director

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com



Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY GOLD REPORTS POSITIVE RESULTS FROM BIG SPRINGS DRILLING

January 11, 2007 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to report the results of the recently completed drilling program on the Big Springs property in northeastern Nevada. A NI43-101 compliant resource report (see news release dated Jan 30, 2006) on the Big Springs project estimated an inferred resource of 15,415,000 tons at an average grade of 0.078 opt (2.67 g/t) containing 1,195,000 ounces of gold. The 2006 drill program was designed to test for extensions of known mineralization and to infill areas where increased drilling density is required. Overall the drilling was successful, particularly in the South Sammy area, and the results confirm that the mineralized system is still open for expansion.

The 2006 drilling focused on resource areas in the immediate vicinity of the North Sammy and South Sammy pits. Nineteen holes were drilled totaling 11,523 feet (3,512 metres) of which two were terminated before completion due to the technical difficulties. Of the seventeen holes completed to target depth, thirteen holes report one or more intervals grading 1.0 g/t or greater over a minimum drilled intercept of 5 feet. Significant gold grades range from 1.03 g/t (0.03 opt) to 7.13 g/t (0.208 opt) over drilled intervals ranging from 5 feet to 75 feet. Ten of the thirteen holes have multiple mineralized intervals. The high success ratio is confirmation that the Company's predictive geologic model can be relied upon to locate additional new mineralized zones.

Of particular significance is Hole GW 06-273, which was drilled to the south of the South Sammy pit. This hole was drilled at an angle within a moderate grade resource area and intersected 30 feet grading 4.76 g/t (0.139 opt), including 15 feet grading 7.14 g/t (0.208 opt). This intersection supports the hypothesis that within these broad moderate grade resource areas, high-grade feeder structures can be found which will potentially increase the overall grade in these zones.

The results of the 2006 drilling will be integrated into the resource model and further drilling is planned in 2007 to expand the resource and improve the confidence levels in the estimate.

"One of the key components of our Nevada strategy is to move the Big Springs project towards a development decision," commented Michael D. McInnis, President of Gateway Gold. "We are pleased with the positive results from our 2006 program and are excited about our plans for advancing this project in 2007."

In addition to the drilling program at Big Springs, Gateway carried out drilling on the Golden Dome and Deep Sammy projects and an extensive surface evaluation of the Lower Mac Ridge prospect. Results of these programs are being compiled and will be released over the next several weeks.

.../2

Gateway Gold Corp is a mineral exploration company with an experienced management team and a solid track record of exploration success. The Company is focused on the discovery and development of gold deposits in Nevada, with six active exploration projects.

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in North Vancouver.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.6040
Website: www.gatewaygold.com

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.



Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com


SEC MAIL
RECEIVED
PROCESSING
FEB 1 5 2007
WASH, D.C.
199

NEWS RELEASE

GATEWAY GOLD REPORTS DRILLING SUCCESS AT GOLDEN DOME

January 18, 2007 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce the discovery of a large, gold-bearing system on its Golden Dome property in northeastern Nevada. All of the eleven holes drilled in 2006 intersected significant intervals of gold or trace elements associated with gold deposits.

The Golden Dome project lies approximately halfway between the Company's Big Springs project and the Jerritt Canyon mines to the south. In late 2005, Gateway drilled three widely spaced holes to test a geological interpretation that postulated that prospective Lower Plate rocks could exist at moderate depths beneath a six square kilometre gravel-covered area in the middle of the property. Rocks of the Lower Plate host the largest gold deposits in Nevada with an aggregate endowment in excess of 150 million ounces of gold. All three 2005 holes encountered Lower Plate rocks and all of the holes returned significant gold values. The second hole returned 25 feet grading 1.34 g/t gold (0.039 opt); including 15 feet of 1.78 g/t gold (0.052 opt). The other holes returned several tens of feet of anomalous gold values ranging from 200 ppb to 1.0 g/t gold.

The 2006 program was designed to follow up on the favorable results encountered in the 2005 program as well as test structural intersections inferred from air photo interpretation, geochemical surveys and geophysical data. Over 7,500 metres (24,000 feet) of core drilling in eleven holes were completed. Probably the most important outcome of the 2006 drill program is that all of the drill holes intersected significant drilled intervals of anomalous gold or trace elements associated with gold deposits. Eight of the eleven holes returned gold values in excess of 0.50 g/t gold. The best intercept is in hole GD06-20C where twenty feet assayed 2.75 g/t (0.081 opt) gold, including five feet that assayed 4.43 g/t (0.13 opt) gold. Hole GD06-9C intersected fifty feet that averaged over 0.50 g/t gold, including five feet that assayed 1.63 g/t (0.048 opt) gold. Hole GD06-16C returned five feet that assayed 1.76 g/t (0.052 opt) gold and four additional zones farther down the hole that range from 0.30 g/t to 0.70 g/t gold. All of the intercepts are interpreted to be within structural zones in Upper Plate rocks that are thought to represent leakage from gold zones at depth. The intervals reported are drilled intervals and may not represent the true width.

"The wide spread nature of the gold and associated trace element results are encouraging in that they indicate that we have discovered a very large gold bearing system at Golden Dome," stated Michael D. McInnis, President of Gateway. "The gold bearing system inferred from gold encountered in drill holes outlines a minimum area measuring 5,500 feet E-W and 4,300 feet N-S that is prospective for the discovery of Carlin gold deposits where the gold-bearing structures intersect the Lower Plate rocks."

Gateway Gold Corp is a mineral exploration company with an experienced management team and a solid track record of exploration success. The Company is focused on the discovery and development of gold deposits in Nevada, with six active exploration projects.

.../2

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in North Vancouver.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.6040
Website: www.gatewaygold.com

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.



Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
199
SECTION

NEWS RELEASE

GATEWAY ANNOUNCES RESIGNATION OF DIRECTOR

January 26, 2007 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") reports that Archie Nesbitt has tendered his resignation from the Board and as Chairman of the Company. Mr. Nesbitt has served as director since 2003 and the Board would like to thank him for his commitment and services during his tenure.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.6040
Website: www.gatewaygold.com

The TSX does not accept responsibility for the adequacy or the accuracy of this release.



Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com


SEC MAIL
RECEIVED
PROCESSING
FEB
2007
WASH. D.C.
199
SECTION

NEWS RELEASE

GATEWAY DISCOVERS WIDESPREAD GOLD MINERALIZATION AT MAC RIDGE

January 31, 2007 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to report the results from the 2006 work program on the Lower Mac Ridge prospect in northeastern Nevada. Gold in the prospective Lower Plate rocks was discovered at a small outcrop at the Lower Mac Ridge prospect late in 2005 by Company geologists. Rock chips collected at that time from the outcrop returned significant gold values ranging from 1.17g/t to 5.67 g/t. Work carried out in 2006 was successful in extending the gold-bearing Lower Plate rocks for a minimum distance of 1,800 feet and delineating Lower Plate stratigraphy over a distance of at least 9,000 feet. These additional discoveries have substantially expanded the economic potential of the Lower Mac Ridge prospect.

Work carried out during the 2006 program comprised geological mapping, soil and rock sampling and hand trenching. Outcrop is sparse in the prospect area and hand trenching was particularly useful in evaluating the area. Four trenches were hand-dug in areas where overburden cover appeared to be thin (see accompanying maps). Continuous chip samples were collected at five-foot intervals along the entire length of each trench. Three of the trenches were stopped when bedrock became too deep for hand digging. In addition to the trenching, single rock chip samples were collected from small, isolated outcrops which returned significant gold values ranging from 0.50 g/t to 3.31 g/t.

Trench 1 was excavated in the immediate vicinity of the discovery outcrop, Trench 2 is located approximately 100 feet south of Trench 1, Trench 3 is located approximately 30 feet north of Trench 1, Trench 4 is located approximately 1,000 feet northwest of Trench 1. Trenches 1 to 4 returned the following results:

Trench 1	2.04 g/t over 65 feet
Trench 2	1.78 g/t over 30 feet and 1.33 g/t over 10 feet
Trench 3	1.79 g/t over 25 feet including 2.71 g/t over 15 feet
Trench 4	0.98 g/t over 10 feet

"We are very pleased with the gold grades of the surface samples and the widespread nature of the mineralization", commented M.D. McInnis, President and CEO of GTQ. "This is a brand new discovery of gold in outcropping Lower Plate rocks which is very rare in Nevada today. We believe this is a significant find for Gateway and has high potential for economic discovery".

The geologic mapping program at Mac Ridge established the presence of a thick section of favourable Hanson 2 formation over a distance of at least 9,000 feet. The Hanson 2 is part of the Lower Plate rocks which are the principal host rocks for the Jerritt Canyon deposits, 10 miles to the south. The mapping also defined a paleochannel in the Upper Plate Overlap rocks at its contact with the Hanson 2 that carries gold mineralization and appears to be a particularly favourable host rock. The widespread distribution of these two favourable rock units clearly enhances the possibility of further discoveries in the prospect area.

.../2

An additional 1,282 geochemical soil samples were collected on a 200 foot by 50 foot grid to expand the soil grid completed in 2005. The results extended the gold-in-soil anomaly to the east and southeast. Sample results range from 40 ppb gold to 999 ppb gold. The northwesterly trending gold anomaly now extends an impressive 4,900 feet in length and up to 1,800 feet in width.

All samples are prepared and analyzed by ALS Chemex, with sample preparation in Elko and analyses in North Vancouver.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.6040
Website: www.gatewaygold.com

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

8400
1.17
0.82
2.27
2.17
1.29
0.81
1.72
0.77
Trench 4
0.98 g/t over 10 ft
8300
8200
0.54
3.20
3.31
1.06
1.11
4.89
1.82
1.61
1.18
1.81
1.05
0.89
0.65
Trench 3
1.79 g/t over 25 ft
Trench 1
2.04 g/t over 65 ft
Trench 2
1.78 g/t over 30 ft
8100
8000


N


150 75 0 150 Feet

Gateway Gold Corp.
Mac Ridge Project

2006 Rock Sample Locations

Gold (g/t)

- · 0.00 - 0.49
- ● 0.50 - 4.89

Trench Locations

- ═ Trench





INVESTMENTS OF GEOLOGIC RESOURCE PARTNERS LLC IN GATEWAY GOLD CORP.

January 16, 2007

Toronto, Ontario - Geologic Resource Partners LLC ("Geologic") announced today that in connection with purchases made during the months of October 2006, November, 2006 and December, 2006, it purchased, for its own account and on behalf of client accounts over which it has discretionary trading authority, 494,500, 326,500 and 583,500 shares respectively, representing an aggregate 1,404,500 common shares of Gateway Gold Corp. ("Gateway"). Prior to these purchases, Geologic owned 2,000,000 common shares and 1,000,000 share purchase warrants. Geologic's total holdings in Gateway as of December 31, 2006 were 3,404,500 common shares and 1,000,000 share purchase warrants representing approximately 13.15% of the issued and outstanding shares of Gateway on a partially diluted basis.

Geologic has purchased these securities for investment purposes, and may increase or decrease its beneficial ownership of securities of Gateway depending upon future market conditions.

Geologic is an investment advisory firm specializing in precious metals, industrial metals, and energy minerals equities.

For further information contact: George Ireland, Chief Investment Officer, at (617) 424-9900.

- 30-

EARLY WARNING REPORT FILED PURSUANT TO PART 3 OF NATIONAL INSTRUMENT 62-103

A. The name and address of the Offeror:

Geologic Resource Partners LLC ("Geologic")
535 Boylston Street, Boston, MA 02116

B The designation and number or principal amount of securities and the offeror's securityholding percentage in the class or securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

In the month of October, 2006, Geologic purchased, for its own account and on behalf of client accounts over which it has discretionary trading authority, an aggregate 494,500 common shares of Gateway Gold Corp. ("Gateway"). In the month of November, 2006, Geologic purchased, for its own account and on behalf of client accounts over which it has discretionary trading authority, an aggregate 326,500 common shares of Gateway. Further, on December 6, 2006 and December 11, 2006, Geologic purchased, for its own account and on behalf of client accounts over which it has discretionary trading authority, an aggregate of 583,500 common shares of Gateway. Prior to these purchases, Geologic owned 2,000,000 common shares and 1,000,000 share purchase warrants of Gateway. Geologic's total holdings in Gateway as of December 31, 2006 were 3,404,500 common shares and 1,000,000 share purchase warrants representing approximately 13.15% of the issued and outstanding shares of Gateway on a partially diluted basis.

C. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Geologic's total holdings in Gateway as of December 31, 2006 were 3,404,500 common shares and 1,000,000 share purchase warrants. Each warrant is exercisable for one common share of Gateway until April 10, 2007 at a price of $1.60 per share. Assuming the conversion of the warrants, Geologic would then hold an aggregate of 4,404,500 shares in Gateway representing approximately 13.15% of the issued and outstanding shares on a partially diluted basis.

D. The designation and number of principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control:

Nil

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Nil

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

As of December 31, 2006, Geologic, held the following securities of Gateway for its own account and on behalf of client accounts over which it had discretionary authority, 3,404,500 common shares and 1,000,000 share purchase warrants, representing approximately 13.15% of the issued and outstanding shares of Gateway on a partially diluted basis.

E. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The March 2006 purchase was made through a private placement and the remainder of the purchases were made through the facilities of The Toronto Stock Exchange.

F. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Geologic has purchased these securities for investment purposes, and may increase or decrease the investment in these securities depending upon future market conditions.

G. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

H. The names of any joint actors in connection with the disclosure required by this Form:

Not applicable.

I. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

On March 16, 2006, Geologic purchased 2,000,000 common shares and 1,000,000 share purchase warrants at a price of $1.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of Gateway at a price of $1.60 per share on or before April 10, 2007.

J. If applicable, a description of any change in any material fact set out in a previous report by the offeror under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not Applicable.

Dated this 15th day of January, 2007.

GEOLOGIC RESOURCE PARTNERS LLC

By: (signed)
Name: George Ireland
Title: Chief Investment Officer

END